                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                      ------------------------------------




                       CONSOLIDATED CAPITAL PROPERTIES III
                                (Name of Issuer)



                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)


                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------

                               JOHN K. LINES, ESQ.
                          GENERAL COUNSEL AND SECRETARY
                         INSIGNIA FINANCIAL GROUP, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-1000


                                    COPY TO:

                               JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                      ------------------------------------

                                 APRIL 29, 1997
             (Date of Event Which Requires Filing of this Statement)



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[ ]      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

[ ]      Check box if a fee is being paid with the statement.

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----------------------------------          -----------------------------------
CUSIP No.      None                   13D                          Page 2
          -------------                                                 -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            INSIGNIA PROPERTIES, L.P.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         WC
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                39,572.50
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  39,572.50
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         39,572.50
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     25.0%    (Based on 158,636 Units reported
                                              outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         PN
===============================================================================

----------------------------------          -----------------------------------
CUSIP No.      None                   13D                          Page 3
          -------------                                                 -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            INSIGNIA PROPERTIES TRUST
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         Not Applicable
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         MARYLAND
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                39,572.50
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  39,572.50
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         39,572.50
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     25.0%    (Based on 158,636 Units reported
                                              outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
===============================================================================

----------------------------------          -----------------------------------
CUSIP No.      None                   13D                          Page 4
          -------------                                                 -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      INSIGNIA CCP III ACQUISITION, L.L.C.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         Not Applicable
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                None
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  None
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         None
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     0%       (Based on 158,636 Units reported
                                              outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
===============================================================================

----------------------------------          -----------------------------------
CUSIP No.      None                   13D                          Page 5
          -------------                                                 -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                         INSIGNIA FINANCIAL GROUP, INC.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         Not Applicable
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                39,572.50
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  39,572.50
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         39,572.50
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     25.0%    (Based on 158,636 Units reported
                                              outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
===============================================================================

----------------------------------          -----------------------------------
CUSIP No.      None                   13D                          Page 6
          -------------                                                 -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                         ANDREW L. FARKAS
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         Not Applicable
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         UNITED STATES
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                39,572.50
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  39,572.50
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         39,527.50
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     25.0%    (Based on 158,636 Units reported
                                              outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         IN
===============================================================================

                         AMENDMENT NO. 2 TO SCHEDULE 13D


            This Amendment No. 2, which relates to units of limited partnership interest ("Units") in Consolidated Capital Properties III, a California limited partnership (the "Partnership"), and is being filed jointly by Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), Insignia CCP III Acquisition, L.L.C. ("Acquisition"), Insignia Financial Group, Inc., a Delaware corporation ("Insignia"), and Mr. Andrew L. Farkas ("Mr. Farkas") (collectively, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D originally filed jointly by Insignia and Mr. Farkas with the Commission on December 20, 1994, as amended by Amendment No. 1 filed jointly by the Reporting Persons with the Commission on April 25, 1997 (as amended, the "Statement"). Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Statement.

            The following Items of the Statement are hereby supplemented and/or amended as indicated:

ITEM 2.  IDENTITY AND BACKGROUND.

            Effective June 16, 1997, Jeffrey P. Cohen is serving as Vice President of IPT. Mr. Cohen's principal occupation is to serve as Senior Vice President--Investment Banking of Insignia, and his business address is 375 Park Avenue, Suite 3401, New York, New York 10152. Mr. Cohen is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate amount of funds used by IPLP in making the purchases described in Item 5(c) was $102,940, and IPLP used its working capital to make such purchases.

ITEM 4.  PURPOSE OF THE TRANSACTION.

            The Reporting Persons acquired the Units for investment purposes. None of the Reporting Persons has any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Partnership or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries, (d) any change in the present management of the Partnership, (e) any material change in the present capitalization or dividend policy of the Partnership, (f) any other material change in the Partnership's business or corporate structure, (g) any other material change in the Partnership's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person, (h) causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated in (a) through (i) above. However, the Reporting Persons may acquire additional Units, whether through private purchases, tender or exchange offers or by any other means deemed advisable. The Reporting Persons also may consider selling some or all of their Units, either directly or by a sale of one or more interests in one or more of the Reporting Persons, depending among other things on liquidity, strategic, tax and other considerations.

            Although the Reporting Persons do not intend to change current management or the operation of the Partnership and have no current plans for any extraordinary transaction involving the Partnership, these plans could change in the future. In addition, the Reporting Persons expect that consistent with its fiduciary obligations, ConCap Equities, Inc., which is the general partner of the Partnership and an affiliate of the Reporting Persons (the "General Partner"), will seek and review opportunities to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or combinations of the Partnership with one or more other entities, with the objective of seeking to maximize returns to holders of Units. In that regard, the Reporting Persons expect the General Partner will carefully consider any suggestions or proposals the Reporting Persons may make.

            The Reporting Persons have been advised that the possible future transactions the General Partner expects to consider on behalf of the Partnership include (i) payment of extraordinary distributions; (ii) refinancing, reducing or increasing existing indebtedness of the Partnership;
(iii) sales of assets, individually or as part of a complete liquidation; and
(iv) mergers or other consolidation transactions involving the Partnership. Any such merger or consolidation transaction could involve other limited partnerships in which the General Partner or its affiliates serve as general partners, or a combination of the Partnership with one or more existing, publicly traded entities (including, possibly, affiliates of the Reporting Persons), in any of which holders of Units might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. A merger or other consolidation transaction and certain kinds of other extraordinary transactions would require a vote of the limited partners in the Partnership. The Reporting Persons' primary objective in acquiring the Units is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those Units.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a)-(b) IPLP owns 39,572.50 Units, representing approximately 25.0% of the outstanding Units based on the 158,636 Units reported by the Partnership to be outstanding at March 31, 1997. IPT, Insignia and Mr. Farkas may be deemed to be beneficial owners of the Units owned by IPLP by reason of their respective relationships with IPLP. IPT is the sole general partner of IPLP, and Insignia is the majority shareholder of IPT. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 27.9% of its outstanding common stock. Accordingly, for purposes of this Amendment No. 2, the Reporting Persons other than Acquisition (see Item 5(e) below) are reporting that they share the power to vote or direct the vote and the power to dispose or direct the disposition of the 39,572.50 Units owned by IPLP.

            (c) On April 29, 1997, IPLP purchased 140 Units from Equity Resources Pilgrim Fund for an aggregate purchase price of $5,600 and 2,433.50 Units from Equity Resources XIX for an aggregate purchase price of $97,340, in each case in privately negotiated transactions. Effective June 30, 1997, Acquisition (which is a wholly-owned subsidiary of IPLP) transferred and assigned the 14,783.20 Units owned by it to IPLP. No other transactions in the Units have been effected by any of the Reporting Persons within the last 60 days.

            (d)    Not applicable.

            (e) As a result of the inter-company transfer described in Item 5(c), Acquisition no longer owns any Units and is in the process of being dissolved under applicable law. Accordingly, this Amendment No. 2 constitutes the final Schedule 13D filing by Acquisition.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 7.1 Agreement of Joint Filing, dated July 8, 1997, among the Reporting Persons.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 1997


INSIGNIA PROPERTIES, L.P.                     INSIGNIA PROPERTIES TRUST

By:  Insignia Properties Trust,
      its General Partner


By: /s/ Jeffrey P. Cohen                        By: /s/ Jeffrey P. Cohen
   ----------------------------                    ----------------------------
      Jeffrey P. Cohen                              Jeffrey P. Cohen
      Vice President                                Vice President


INSIGNIA CCP III ACQUISITION, L.L.C.          INSIGNIA FINANCIAL GROUP, INC.

By:  Insignia Properties, L.P.,
      its sole Member

By:  Insignia Properties Trust,
      its General Partner


By: /s/ Jeffrey P. Cohen                        By: /s/ Jeffrey P. Cohen
   ----------------------------                    ----------------------------
      Jeffrey P. Cohen                              Jeffrey P. Cohen
      Vice President                                Senior Vice President




 /s/ Andrew L. Farkas
-------------------------------
 Andrew L. Farkas

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.                      DESCRIPTION
----------                       -----------

 7.1           Agreement of Joint Filing, dated July 8, 1997, among the
               Reporting Persons.